Exhibit 12.1

Brunswick Corporation
Computation of Ratio of Earnings to Fixed Charges(A)
(In millions)

	Year Ended December 31,
	2005		2004		2003		2002		2001
Earnings as Adjusted
Earnings from continuing operations	$385.4		$269.8		$135.2		$103.5		$84.7
Add: Income tax provision	110.4		108.7		65.9		53.4		45.8
Interest and other financial charges included in expense	53.2		45.2		41.0		43.3		52.9
Interest portion of rent expense	16.4		16.2		14.4		14.2		13.4
Dividends received from 50%-or-less-owned affiliates	12.3		13.1		6.8		0.5		-
Subtract: Earnings from 50%-or-less-owned affiliates	(18.1)		(18.1)		(9.9)		(2.6)		4.0

	$559.6		$434.9		$253.4		$212.3		$200.8

Fixed Charges
Interest and other financial charges	$53.2		$45.2		$41.0		$43.3		$52.9
Interest portion of rent expense	16.4		16.2		14.4		14.2		13.4
Capitalized interest	1.4		1.2		1.5		-		-

	$71.0		$62.6		$56.9		$57.5		$66.3

Ratio of earnings to fixed charges	7.9	x	6.9	x	4.5	x	3.7	x	3.0	x

(A)      For computation of the ratio of earnings to fixed charges, earnings have been calculated by adding fixed charges to earnings from continuing operations before income taxes and dividends received from equity affiliates, then deducting the undistributed earnings of affiliates. Fixed charges consist of interest expense, estimated interest portion of rental expense and capitalized interest.